Articles of Share Exchange
For the Acquisition of Rocky Mountain Gas, Inc. (a Wyoming corporation)
by Enterra US Acquisitions Inc. (a Washington corporation)

Pursuant to W.S. 17-16-1105, these Articles of Share Exchange are delivered to the Wyoming Secretary of State for filing, by Enterra US Acquisitions Inc., a Washington corporation (the “Acquiring Corporation”).

(i)	As of April 11, 2005, the following parties entered into a Pre-Acquisition Agreement (and amended the Pre-Acquisition Agreement on May 20, 2005, hereafter the “Agreement” as so amended): Enterra Energy Trust, an open ended unincorporated investment trust governed by the laws of the Province of Alberta, Canada (“Enterra”); Rocky Mountain Gas, Inc., a Wyoming corporation (“RMG”); U.S. Energy Corp., a Wyoming corporation (“USE”); and Crested Corp., a Colorado corporation. USE and Crested Corp., and other persons, are shareholders of RMG.

A copy of the Agreement (without schedules) is attached to these Articles of Share Exchange. The following summarizes certain provisions of the Agreement; the summary is qualified by reference to the Agreement:

The Agreement provides for the acquisition (the “Acquisition”) of all the outstanding shares of common stock of RMG (the “RMG Shares”) by Enterra US Acquisitions Inc. (a Washington corporation organized by Enterra for purposes of the Acquisition, the “Acquiring Corporation”), for $20,000,000 (the “Acquisition Consideration”). Upon approval of the Agreement by the holders of a majority of the RMG Shares, satisfaction of certain conditions by Enterra and RMG, and (following such approval and satisfaction of conditions) the delivery of these Articles of Share Exchange to the Wyoming Secretary of State, the Acquisition Consideration is to be paid in the amounts of (a) $500,000 cash to USE; (b) $5,500,000 in units of Enterra to the shareholders of RMG; and (c) $14,000,000 in Class D shares of the Acquiring Corporation.

(ii)	See (iii).

(iii)	Approval of the Agreement by the shareholders of RMG was required. Approval of the Agreement by the shareholders of either USE, Crested Corp., or the Acquiring Corporation, was not required.

(A)	RMG has 16,851,453 shares of common stock issued and outstanding (the “RMG Shares”). The number of votes entitled to be cast for or against the Agreement was 16,851,453. Only the holders of the RMG Shares were entitled to vote.

(B)	On May 31, 2005, 16,703,991 votes were cast in favor of the Agreement, which votes were sufficient for approval of the Agreement.

Enterra US Acquisitions Inc.,
a Washington corporation and
the Acquiring Corporation for purposes of
these Articles of Share Exchange.

/s/ Marcia Johnston            May 31, 2005
Signature of Officer

Marcia Johnston, Assistant Secretary